EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the First Quarter 2021; Earnings Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, May 11, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the three months ended March 31, 2021. The Company operates three silver-gold mines in Mexico: the Guanacevi mine in Durango state, the Bolanitos mine in Guanajuato state and the El Compas mine in Zacatecas state.

Bradford Cooke, CEO, commented, “We are off to a good start in 2021, with the mining operations meeting our production plans notwithstanding the severe weather events that caused a slow down of production during the 1st quarter. As a result, our operating costs were a bit higher than plan but we expect costs to be lower going forward.”

“Revenue, cash flow and earnings were all sharply higher in Q1, 2021 compared to Q1, 2020. The sale of El Cubo helped boost our earnings, offset by our decisions to hold back some metal inventory from sale near the end of the 1st quarter as well as elevated general and administrative expenses.”

“The Terronera feasibility study is on track for completion in the 3rd quarter and exploration is ongoing at each of our mines and projects to test highly prospective targets. We have a busy year ahead, as our attention turns to developing our next core asset at Terronera.”

2021 First Quarter Highlights

  Metal Production: Produced 1,039,710 ounces (oz) silver, up 22% and 10,894 oz gold, up 31%, in line with guidance of 1.9 million oz silver equivalent (AgEq), up 26%, at an 80:1 silver:gold ratio, compared to Q1, 2020.

  Gross Sales: Total $35.1 million, up 58%, from the sale of 623,379 oz of silver and 10,663 oz gold at average realized prices of $27.17 per oz silver and $1,703 per oz gold.  Held 523,235 oz silver and 1,123 oz gold of bullion inventory and 6,582 oz silver and 566 oz gold in concentrate inventory. Management withheld metal from sale during the price correction over last two weeks of March.

  Operating Costs: Cash cost(1) $7.86 per oz payable silver, flat year-on-year and all-in sustaining cost (AISC)(1) $19.94 per oz payable silver, up 8% year-on-year, both net of gold credits.

  Cash Flow: $5.2 million in cash flow from operations before working capital changes, up 205% compared to Q1, 2020 as the Company accumulated finished goods, invested in exploration activities and advanced the Terronera Feasibility Study.

  Net Earnings: Earnings of $12.2 million or $0.08 per share, up sharply compared to a loss of $15.9 million in Q1, 2020 due to the reversal of the historical impairment of the El Cubo asset sold in April, offset by increased exploration activities, evaluation activities, and higher tax expense. Excluding the impairment reversal, the adjusted earnings resulted in a loss of $4.5 million. At quarter end, the finished golds inventory was carried at a cost of $8.0 million compared to the fair market value of $15.9 million.

  Agreement to Sell the El Cubo Assets: Advanced the sale of the El Cubo assets in Guanajuato, Mexico to Vangold Mining Corp for $15 million in cash and share payments with up to $3 million in contingent payments, with the transaction closing April 9, 2021.

  Balance Sheet: Cash position $86.0 million, up 473% and working capital $113.1 million, up 316% compared to Q1, 2020. Raised $30.1 million in equity financing through an ATM facility. Only term liabilities are equipment loans of $8.7 million, entered into in previous years to upgrade the mobile fleet.

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview

In Q1, 2021, net revenue increased 58% to $34.5 million as a result of higher metal prices and increased production. As a result, mine operating cash flows, operating cash flows and EBITDA all increased significantly compared to Q1, 2020. The Company recognized earnings of $12.2 million compared to a loss of $15.9 million in Q1, 2020. An impairment reversal of $16.8 million was recognized as a result of the classifying the El Cubo mine and related assets and liabilities, as held for sale in relation to the April 9th sale.

Cost of sales for Q1, 2021 was $28.8 million, an increase of 16% over the cost of sales of $24.8 million for the same period of 2020. The increase in cost of sales was primarily related to significantly higher royalty costs and labour costs partially offset by improved productivity at the Guanacevi and Bolanitos operations. Royalties increased 187% to $2.5 million due to higher realized prices and the increased mining of the high grade Porvenir Cuatro extensions at the Guanacevi operation which is subject to the significantly higher royalty rates.

The Company increased its finished goods silver and gold inventory to 529,817 oz and 1,689 oz, respectively at March 31, 2021 compared to 116,484 oz silver and 1,459 oz gold at December 31, 2020. The cost allocated to these finished goods was $8.0 million at March 31, 2021, compared to $3.6 million at December 31, 2020. At March 31, 2021, the finished goods inventory fair market value was $15.9 million, compared to $5.8 million at December 31, 2020.

Financial Results (Consolidated Statement of Operations Appended Below)

For the period ended March 31, 2021, the Company generated net revenue of $34.5 million an increase of 58% compared to $21.9 million. Gross sales of $35.1 million in Q1, 2021 represented a 57% increase over the $22.8 million for the same period in 2020. There was a 6% decrease in silver ounces sold and a 77% increase in the realized silver price resulting in a 66% increase to silver sales. There was a 43% increase in gold ounces sold with a 4% increase in realized gold prices resulting in a 49% increase in gold sales. During the period, the Company sold 623,379 oz silver and 10,663 oz gold, for realized prices of $27.17 and $1,703 per oz respectively, compared to sales of 665,500 oz silver and 7,454 oz gold, for realized prices of $15.33 and $1,633 per oz, respectively, in the same period of 2020. For the three months ended March 31, 2021, silver and gold spot prices averaged $26.26 and $1,794, respectively.

After cost of sales of $28.8 million (Q1, 2020 - $24.8 million), mine operating earnings amounted to a $5.7 million (Q1, 2020 – loss of $2.9 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $7.5 million (Q1, 2020 - $6.0 million), stock-based compensation of $0.1 million (Q1, 2020- $0.1 million) mine operating cash flow before taxes was $13.3 million in Q1, 2021 (Q1, 2020 – $4.3 million). Operating earnings were $14.3 million (Q1, 2020 – loss of $8.6 million) after exploration and evaluation expenditures of $4.1 million (Q1, 2020 – $2.4 million), general and administrative expense of $3.5 million (Q1, 2020 – $2.0 million) and El Cubo care and maintenance costs of $0.5 million (Q1, 2020 – $1.3 million). An impairment reversal of $16.8 million was recognized as a result of the classifying the El Cubo mine and related assets and liabilities as held for sale in relation to the April 9th sale.

Net earnings amounted to $12.2 million ($0.08 per share) compared to a net loss of $15.9 million (loss of $0.11 per share) in Q1, 2020.

Current income tax expense increased to $0.7 million (Q1, 2020 – $0.3 million) related to an increase in special mining duty, while deferred income tax expense of $3.1 million was recognized due to the estimated use of loss carry forwards to reduce taxable income at Guanacevi and Bolanitos (Q1, 2020 – $1.9 million).

Direct operating costs per tonne in Q1, 2021 increased 16%, to $112.36 compared with Q1, 2020 due to higher operating costs at Guanacevi and Bolanitos, offset by lower costs at El Compas. Guanacevi and Bolanitos have seen increased labour costs and increased third party ore purchased at Guanacevi compared to prior year. Including royalties and special mining duty, direct costs per tonne increased 24% to $126.23. Royalties increase 187% to $2.5 million as increased production from the El Curso concession at Guanacevi and higher prices substantially increased the royalty expense. The higher prices and higher grades increased special mining duty expense to $0.4 million for Q1, 2021.

Consolidated cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) was flat at $7.86 as the higher grades and higher prices offset the higher direct costs per tonne. All-in sustaining costs (also a non-IFRS measure) increased 8% to $19.84 per ounce in Q1, 2021 as a result of higher corporate general and administrative costs and increased capital expenditures at Guanacevi to accelerate mine development within the El Curso ore body. In Q1, 2020 corporate general and administrative included a $1.1 million mark to market recovery of deferred share units expense whereas the mark to market recovery was $0.2 million in Q1, 2021.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss these results will be held today, Tuesday, May 11 at 10am PDT (1pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 6594 #. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Q1 2021 Highlights	Three Months Ended March 31
	2021	2020	% Change
Production
Silver ounces produced	1,048,100	857,659	22%
Gold ounces produced	11,109	8,476	31%
Payable silver ounces produced	1,036,710	849,791	22%
Payable gold ounces produced	10,894	8,320	31%
Silver equivalent ounces produced	1,936,820	1,535,739	26%
Cash costs per silver ounce	7.86	7.85	0%
Total production costs per ounce	15.41	16.35	(6%)
All-in sustaining costs per ounce	19.94	18.38	8%
Processed tonnes	209,453	199,327	5%
Direct operating costs per tonne	112.36	96.90	16%
Direct costs per tonne	126.23	101.63	24%
Silver co-product cash costs	15.16	11.51	32%
Gold co-product cash costs	950	1,226	(22%)
Financial
Revenue ($ millions)	34.5	21.9	58%
Silver ounces sold	623,379	665,500	(6%)
Gold ounces sold	10,663	7,454	43%
Realized silver price per ounce	27.17	15.33	77%
Realized gold price per ounce	1,703	1,633	4%
Net earnings (loss) ($ millions)	12.2	(15.9)	177%
Adjusted net earnings (loss) ($ millions)	(4.7)	(15.9)	70%
Mine operating earnings (loss) ($ millions)	5.7	(2.9)	296%
Mine operating cash flow ($ millions)	13.3	4.3	211%
Operating cash flow before working capital changes	5.2	(5.0)	205%
Earnings before ITDA ($ millions)	24.0	(6.7)	457%
Working capital ($ millions)	113.1	27.2	316%
Shareholders
Earnings (loss) per share – basic	0.08	(0.11)	173%
Adjusted earnings (loss) per share – basic	(0.03)	(0.11)	74%
Operating cash flow before working capital changes per share	0.03	(0.04)	194%
Weighted average shares outstanding	159,670,842	141,810,208	13%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(expressed in thousands in U.S. dollars)

	Three months ended
	March 31,	March 31,
	2021	2020

Operating activities
Net earnings (loss) for the period	$12,249	$(15,926)

Items not affecting cash:
Share-based compensation	1,165	745
Depreciation, depletion and amortization	7,624	6,268
Impairment reversal of non-current assets	(16,791)	-
Deferred income tax expense	3,127	1,864
Unrealized foreign exchange loss (gain)	90	654
Finance costs	291	311
Write down of inventory to net realizable value	-	1,042
Loss on asset disposal	34	78
Loss (gain) on other investments	(2,546)	(7)
Net changes in non-cash working capital	(9,166)	2,622
Cash from (used in) operating activities	(3,923)	(2,349)

Investing activities
Proceeds on disposal of property, plant and equipment	556	27
Mineral property, plant and equipment expenditures	(7,270)	(5,512)
Purchase of marketable securities	(832)	-
Proceeds from disposal of marketable securities	4,383	-
Redemption of (investment in) non-current deposits	(20)	-
Cash from (used in) investing activities	(3,183)	(5,485)

Financing activities
Repayment of loans payable	(969)	(772)
Repayment of lease liabilities	(42)	(43)
Interest paid	(193)	(218)
Public equity offerings	30,100	1,485
Exercise of options	3,798	12
Share issuance costs	(602)	(74)
Cash from (used in) financing activities	32,092	390

Effect of exchange rate change on cash and cash equivalents	(80)	(934)

Increase (decrease) in cash and cash equivalents	24,986	(7,444)
Cash and cash equivalents, beginning of the period	61,083	23,368
Cash and cash equivalents, end of the period	$85,989	$14,990

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	Three months ended
	March 31,	March 31,
	2021	2020

Revenue	$34,466	$21,927

Cost of sales:
Direct production costs	18,728	16,800
Royalties	2,460	857
Share-based payments	118	91
Depreciation, depletion and amortization	7,496	6,023
Write down of inventory to net realizable value	-	1,042
	28,802	24,813

Mine operating earnings (loss)	5,664	(2,886)

Expenses:
Exploration and evaluation	4,130	2,382
General and administrative	3,523	2,005
Care and maintenance costs	521	1,345
Impairment reversal of non-current assets	(16,791)	-
	(8,617)	5,732

Operating earnings (loss)	14,281	(8,618)

Finance costs	291	310

Other income (expense):
Foreign exchange	(694)	(4,917)
Investment and other	2,751	49
	2,057	(4,868)

Earnings (loss) before income taxes	16,047	(13,796)

Income tax expense (recovery):
Current income tax expense	671	266
Deferred income tax expense (recovery)	3,127	1,864
	3,798	2,130

Net earnings (loss) and comprehensive earnings (loss) for the period	12,249	(15,926)

Basic earnings (loss) per share based on net earnings (loss)	$0.08	$(0.11)
Diluted earnings (loss) per share based on net earnings (loss)	$0.07	$(0.11)

Basic weighted average number of shares outstanding	159,670,842	141,810,208
Diluted weighted average number of shares outstanding	163,742,420	141,810,208

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	March 31,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$85,989	$61,083
Other investments	3,712	4,767
Accounts and other receivable	16,959	20,144
Income tax receivable	27	52
Inventories	21,774	16,640
Assets held for sale	17,503	-
Prepaid expenses	3,208	2,284
Total current assets	149,172	104,970

Deposits	611	591
Deferred financing costs	-	294
Income tax recoverable	3,570	-
IVA receivable	2,672	2,676
Deferred income tax asset	9,705	12,753
Intangible assets	370	492
Right-of-use leased assets	725	861
Mineral properties, plant and equipment	86,559	87,955
Total assets	$253,384	$210,592

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$25,867	$27,764
Income taxes payable	2,005	3,038
Loans payable	3,433	3,578
Lease liabilities	174	173
Liabilities held for sale	4,615	-
Total current liabilities	36,094	34,553

Loans payable	5,270	6,094
Lease liabilities	886	921
Provision for reclamation and rehabilitation	4,357	8,876
Deferred income tax liability	1,159	1,077
Total liabilities	47,766	51,521

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 164,706,112 shares (Dec 31, 2020 - 157,924,708 shares)	554,463	517,711
Contributed surplus	7,208	9,662
Retained earnings (deficit)	(356,053)	(368,302)
Total shareholders' equity	205,618	159,071
Total liabilities and shareholders' equity	$253,384	$210,592

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2021 and the related notes contained therein.